Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Provides Update on the Acquisition of Iberian Resources Corp.

Vancouver, BC – June 27, 2011: Further to its news release of April 6, 2011, related to the proposed acquisition of Iberian Resources Corp. (“Iberian”), Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that a definitive agreement (the “Amalgamation Agreement”) has been entered into relating to the three-cornered amalgamation between the Company, Iberian and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”). Pursuant to the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of the Company.

The Amalgamation Agreement was approved by the boards of each of the Company, Iberian and PTQ Newco. Further, the Company has been advised that the shareholders of Iberian have unanimously approved the amalgamation by way of a consent resolution.

The Company has recently become aware of certain claims made by third parties which suggest that the rights over the Lomero Poyatos property are in dispute. The Company has conducted thorough due diligence on the title of the Lomero Poyatos property, including obtaining an opinion of Spanish counsel which confirms that Iberian’s wholly-owned Spanish affiliate, Corporacion de Recursos Ibericos S.L., has sole and exclusive ownership of the Lomero Poyatos concessions and the exclusive right to exploit the mineral rights in connection therewith. Assertions made by any third party claiming rights in connection with these same Lomero Poyatos concessions are, in the view of the Company, unfounded and wholly without merit.

Behre Dolbear has advised the Company that a National Instrument 43-101 compliant technical report on Iberian’s material property, Lomero Poyatos, previously commissioned by Iberian, will soon be completed. Upon completion, the Company will promptly file the report on SEDAR. The Company is also in the process of finalizing its management proxy circular in connection with the meeting of the shareholders of Petaquilla to be held to consider the issuance of Petaquilla shares as consideration under the Iberian transaction. The Company’s circular will be mailed to shareholders shortly thereafter.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the Company's intentions with respect to the proposed acquisition of Iberian. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.